Exhibit 99.77c

Results of proposals presented at the annual general meeting of shareholders

The following votes were cast at the Annual General Meeting of Shareholders held on March 12, 2015:

Election of Directors
	For	Against	Abstain
David Christensen	8,758,031	623,102	46,855
Gary Glynn	9,224,346	154,333	49,309
Bruce Hansen	9,216,966	164,074	46,948
Mary Joan Hoene	9,220,264	159,211	48,512
Robert Pilkington	8,755,237	628,480	44,180

Appointment of Independent Registered Public Accounting Firm
	For	Against	Abstain
Tait, Weller & Baker LLP	15,317,257	83,496	114,024